UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Audit Report of KB Securities Co., Ltd. for Fiscal Year 2025

On March 6, 2026, KB Financial Group Inc. disclosed audit reports of KB Securities Co., Ltd. (“KB Securities”), its wholly-owned subsidiary, for fiscal year 2025 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of KB Securities as of and for the years ended December 31, 2025 and 2024 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such reports have not been approved by the shareholders of KB Securities and remain subject to change.

KB Financial Group Inc. is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of KB Securities for FY 2025.

Exhibit 99.2: An English-language translation of the Separate Audit Report of KB Securities for FY 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 6, 2026	By: /s/ Sang Rok Na
(Signature)

Name: Sang Rok Na
Title: Senior Managing Director and Chief Financial Officer